Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-180256

NORTHSTAR REALTY FINANCE CORP.
8.25% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet

July 9, 2012

Issuer: NorthStar Realty Finance Corp.

Security: 8.25% Series B Cumulative Redeemable Preferred Stock

CUSIP: 66704R308

ISIN: US66704R3084

Shares offered: 2,800,000 shares (3,220,000 shares if the underwriters exercise their over-allotment option in full)

Over-allotment option: 420,000 shares

Aggregate number of shares of Series B Preferred Stock to be outstanding after the offering:
12,133,755 shares (12,553,755 shares if the underwriters exercise their over-allotment option in full)

The shares offered are a further issuance of, and form a single series with, the outstanding shares of Series B Preferred Stock. On February 7, 2007, the Issuer issued and sold 6,200,000 shares of Series B Preferred Stock. On May 24, 2007, the Issuer issued and sold an additional 1,400,000 shares of Series B Preferred Stock. On March 21, 2012, the Issuer issued and sold an additional 1,600,000 shares of Series B Preferred Stock. Since June 12, 2012, the Issuer has issued and sold 133,755 shares of Series B Preferred Stock under its equity distribution program. As of July 9, 2012, a total of 9,333,755 shares of Series B Preferred Stock are outstanding.

Type of security: SEC Registered—Registration Statement No. 333-180256; preliminary prospectus supplement, subject to completion, dated July 9, 2012

Public offering price: $22.95 per share (including accrued dividends from, and including, May 15, 2012 to, but excluding, July 16, 2012, the expected date of delivery of the shares offered); $64,260,000 total (assuming the over-allotment option is not exercised)

Underwriting discounts and commissions: $0.7875 per share; total $2,205,000 (assuming the over-allotment option is not exercised)

Proceeds to the Issuer, before expenses: $22.1625 per share; $62,055,000 total (assuming the over-allotment option is not exercised)

Yield (including accrued dividends): 8.986%

Yield (excluding accrued dividends): 9.125%

Book-Running Managers:	UBS Securities LLC	896,000 shares
	Citigroup Global Markets Inc.	896,000 shares

Co-Lead Managers:	Deutsche Bank Securities Inc.	336,000 shares
	Stifel, Nicolaus & Company, Incorporated	336,000 shares

Co-Managers:	JMP Securities LLC	56,000 shares
	MLV & Co. LLC	140,000 shares
	Sterne, Agee & Leach, Inc.	140,000 shares

Maturity: Perpetual

Dividend rate: 8.25% per annum of the liquidation preference per share; $2.0625 per annum per share, cumulative from, and including, May 15, 2012 (subject to the dividend rate increase to 9.25% per annum as described in the preliminary prospectus supplement)

Liquidation preference: $25.00 per share

Optional redemption: Redeemable in whole at any time or in part from time-to-time, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to the date of redemption (subject to the special optional redemption described in the preliminary prospectus supplement)

Trade date: July 9, 2012

Settlement and delivery date: July 16, 2012 (T+5)

Extended Settlement: The Issuer expects to deliver the shares against payment for the shares on or about July 16, 2012, which will be the fifth business day following the date of the pricing of the shares. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares on the date of pricing or the next otherwise. Accordingly, purchasers who wish to trade shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus dated April 27, 2012) and a preliminary prospectus supplement, subject to completion, dated July 9, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it from UBS Securities LLC by calling toll-free 877-827-6444, ext. 561 3884, or from Citigroup Global Markets Inc. by calling toll-free 800-831-9146.